Exhibit (a)(1)(C)

June 26, 2009

Subject: Option Exchange Program – Educational Sessions

The Company will be holding several sessions to review the terms of ZipRealty’s option exchange program and to answer your questions. Below are the dates, times and dial-in information of the sessions as well as where you can find additional information about the program.

Education Session Information

Monday, June 29 at 1:00p.m., Pacific Time

Wednesday, July 1 at 11:00a.m., Pacific Time

Tuesday, July 7 at 10:00a.m., Pacific Time

Meeting Information (same for all sessions)

TO CONNECT WITH YOUR COMPUTER:

Go to the following website to join the event: [******]

If you want to use your telephone to listen and speak during the Event, you must first connect with your computer (by clicking the link above). Once connected, select the audio device you wish to use (your computer microphone and speakers or your telephone).

TO CONNECT WITH YOUR *TELEPHONE ONLY* (no computer):

Click on the following link and follow the dial-in instructions: [******]

Program Deadline

The deadline to make an election to participate in the program is 9:00PM, Pacific Time, on July 24, 2009, unless the Company extends the deadline.

Program and Option Information

Please educate yourself about the program by logging on to the option exchange program website at https://ziprealty.equitybenefits.com, and reviewing the related materials. The Company encourages you to read the “Offer to Exchange Certain Outstanding Stock Options for New Stock Options” as well as the other documents available on the option exchange program website before deciding whether or not to participate in the program.

Questions

If you have any questions about how to make an election, please contact zip@sos-team.com, or call [******]. If you have questions about whether or not to make an election, please review the Offering Material and consult with your financial, legal, and tax advisors.

Joan Burke Vice President, Human Resources